AMER SPORTS   Wilson   SUUNTO   ATOMIC

Amer Group Plc

SUPPL

02 JAN 25 AM 8:29



COMPANY ANNOUNCEMENT

3 December 2001 at 12:30pm

AMER GROUP: PURCHASES OF OWN SHARES

During November, Amer Group Plc has purchased a total of 22,950 of its own shares, the average price being EUR 26.63 per share.

At the end of November, the number of own shares held by the Company was 916,750.

The authority to purchase its own shares was approved by the Annual General Meeting on 7 March 2001, and was limited to a maximum of 5% of the Company's registered share capital.

AMER GROUP PLC
Communications

Marja-Leena Simola
VP Communications
Tel. +358 9 7257 8306
Fax +358 9 791 385
E-mail: marja-leena.simola@amersports.com
www.amersports.com